SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 2, 2024

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, July 2, 2024, regarding “Ericsson appoints Patrick Johansson Head of Market Area Middle East & Africa”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By: /S/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By: /S/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: July 2, 2024

PRESS RELEASE July 2 ,2024

Ericsson appoints Patrick Johansson Head of Market Area Middle East & Africa

•	Effective as of August, 1, 2024

•	Becomes member of Ericsson’s Executive Team, reporting to the CEO

Ericsson (NASDAQ: ERIC) today announces the appointment of Patrick Johansson as its new Head of Market Area Middle East & Africa (MMEA) and Senior Vice President. Mr. Johansson who is currently Head of Business Control & Operations at Ericsson’s Business Area Cloud Software & Services, will replace Fadi Pharaon whose decision to leave Ericsson was announced in May 2024. Mr. Johansson will take up his new position on August 1, 2024, and be based in Riyadh, Saudi Arabia.

Patrick Johansson’s background spans across multiple Business Areas and Market Areas having lived in Sweden, Korea, India, Austria, China and Vietnam since joining Ericsson in 1997. His previous work experience includes roles as Global Head of Sales & Commercial Management for Business Area Networks, Head of Customer Unit Korea as well as several executive Finance and Business roles.

Börje Ekholm, President and CEO of Ericsson, says: “Patrick has extensive understanding of our technology and business strategy which are two crucial and contributing factors to continue securing our leading industry position. I’m very pleased that he has accepted this role and look forward to having him on the Executive Team.”

Patrick Johansson, comments: “I am honored and thrilled to be offered this opportunity. Ericsson is at the epicenter of the latest technology trends where networks are the foundation when businesses and societies digitalize. We are leading the industry by providing fully programmable, high-performance networks where capabilities can be exposed through network APIs. I am very much looking forward to meeting customers and partners and working with my colleagues within Market Area Middle East and Africa creating outstanding customer value.”

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PRESS RELEASE July 2, 2024

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ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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